                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT
                               TO RULE 13d-2(a)

                              (Amendment No. 2)*



                           Daleen Technologies, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  23427N 10-4
--------------------------------------------------------------------------------
                                (CUSIP Number)


                           Behrman Capital II, L.P.
                            Attn: Grant G. Behrman
                        126 East 56th Street, 27th Floor
                           New York, New York 10022
                                (212) 980-6500
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  May 7, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                      (Continued on the following pages)

                             (Page 1 of 10 Pages)

--------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------                                     ----------------------
CUSIP No. 23427N 10-4                 13D                   Page 2 of 10 Pages
---------------------                                     ----------------------

--------------------------------------------------------------------------------
 1. Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

          Behrman Capital II, L.P.   13-3952825
--------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group                     (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3. SEC Use Only

--------------------------------------------------------------------------------
 4. Source of Funds

          OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6. Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------

  NUMBER OF       7.  Sole Voting Power
    SHARES
 BENEFICIALLY             -0-
   OWNED BY      ---------------------------------------------------------------
     EACH         8.  Shared Voting Power
  REPORTING
    PERSON                59,652,646
     WITH        ---------------------------------------------------------------
                  9.  Sole Dispositive Power

                          -0-
                 ---------------------------------------------------------------
                 10.  Shared Dispositive Power

                          59,652,646
--------------------------------------------------------------------------------
 11. Aggregate Amount Beneficially Owned by Each Reporting Person

           59,652,646
 -------------------------------------------------------------------------------
 12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

 -------------------------------------------------------------------------------
 13. Percent of Class Represented by Amount in Row (11)

           70.0%
 -------------------------------------------------------------------------------
 14. Type of Reporting Person

           PN
 -------------------------------------------------------------------------------

---------------------                                       --------------------
CUSIP NO. 23427N 10-4                 13D                    Page 3 of 10 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
 1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

          Strategic Entrepreneur Fund II, L.P.
          13-3959212
--------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)  (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3. SEC Use Only

--------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)  [_]
--------------------------------------------------------------------------------
 6. Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------

  NUMBER OF         7.  Sole Voting Power
    SHARES
 BENEFICIALLY              -0-
   OWNED BY        -------------------------------------------------------------
     EACH           8.  Shared Voting Power
  REPORTING
    PERSON                 808,939
     WITH          -------------------------------------------------------------
                    9.  Sole Dispositive Power

                           -0-
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power

                           808,939
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person

          808,939
--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions) [_]

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

          1.7%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

          PN
--------------------------------------------------------------------------------

---------------------                                       --------------------
CUSIP No. 23427N 10-4                  13D                   Page 4 of 10 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
 1. Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

          Behrman Brothers, L.L.C.
          13-3952711
--------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group                     (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3. SEC Use Only

--------------------------------------------------------------------------------
 4. Source of Funds

           OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6. Citizenship or Place of Organization

           Delaware
--------------------------------------------------------------------------------

 NUMBER OF            7.  Sole Voting Power
   SHARES
BENEFICIALLY                 -0-
  OWNED BY           -----------------------------------------------------------
    EACH              8.  Shared Voting Power
 REPORTING
   PERSON                    59,652,646
    WITH             -----------------------------------------------------------
                      9.  Sole Dispositive Power

                             -0-
                     -----------------------------------------------------------
                     10.  Shared Dispositive Power

                             59,652,646
--------------------------------------------------------------------------------
 11. Aggregate Amount Beneficially Owned by Each Reporting Person

           59,652,646
 -------------------------------------------------------------------------------
 12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

 -------------------------------------------------------------------------------
 13. Percent of Class Represented by Amount in Row (11)

           70.0%
 -------------------------------------------------------------------------------
 14. Type of Reporting Person

           OO
 -------------------------------------------------------------------------------

---------------------                                       --------------------
CUSIP No. 23427N 10-4                 13D                    Page 5 of 10 Pages
---------------------                                       --------------------

--------------------------------------------------------------------------------
 1. Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

          Grant G. Behrman
--------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group                     (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3. SEC Use Only

--------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)

          OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6. Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------
   NUMBER OF       7.  Sole Voting Power
     SHARES
  BENEFICIALLY            -0-
    OWNED BY      --------------------------------------------------------------
      EACH         8.  Shared Voting Power
   REPORTING
     PERSON               60,461,585
      WITH        --------------------------------------------------------------
                   9.  Sole Dispositive Power

                          -0-
                  --------------------------------------------------------------
                  10.  Shared Dispositive Power

                          60,461,585
 -------------------------------------------------------------------------------
 11. Aggregate Amount Beneficially Owned by Each Reporting Person

          60,461,585
 -------------------------------------------------------------------------------
 12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

 -------------------------------------------------------------------------------
 13. Percent of Class Represented by Amount in Row (11)

          70.5%
 -------------------------------------------------------------------------------
 14. Type of Reporting Person

          IN
 -------------------------------------------------------------------------------

---------------------                                        -------------------
CUSIP No. 23427N 10-4                 13D                     Page 6 of 10 Pages
---------------------                                        -------------------

--------------------------------------------------------------------------------
 1. Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

          William M. Matthes
--------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group                     (a) [_]
                                                                         (b) [_]
--------------------------------------------------------------------------------
 3. SEC Use Only

--------------------------------------------------------------------------------
 4. Source of Funds

          OO
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
 6. Citizenship or Place of Organization

          United States
--------------------------------------------------------------------------------

   NUMBER OF        7.  Sole Voting Power
     SHARES
  BENEFICIALLY             -0-
    OWNED BY       -------------------------------------------------------------
      EACH          8.  Shared Voting Power
   REPORTING
     PERSON                59,652,646
      WITH         -------------------------------------------------------------
                    9.  Sole Dispositive Power

                           -0-
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power

                           59,652,646
 -------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

           59,652,646
 -------------------------------------------------------------------------------
 12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

 -------------------------------------------------------------------------------
 13. Percent of Class Represented by Amount in Row (11)

           70.0%
 -------------------------------------------------------------------------------
 14. Type of Reporting Person

           IN
 -------------------------------------------------------------------------------

 --------------------------                          -------------------------
  CUSIP NO. 23427N 10-4              13D                Page 7 of 10 Pages
 --------------------------                          -------------------------

     This Amendment No. 2 amends and supplements the report on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 17, 2002 (together with Amendment No. 1 filed on December 20, 2002, the "Original 13D") by Behrman Capital II, L.P. ("Behrman Capital"), Strategic Entrepreneur Fund II, L.P. ("SEF"), Behrman Brothers L.L.C. ("Behrman Brothers"), Grant G. Behrman and William M. Matthes (each a "Reporting Person" and, collectively, the "Reporting Persons") with respect to the shares of common stock, par value $0.01 per share ("Common Stock"), of Daleen Technologies, Inc. (the "Company"). This Amendment No. 2 is filed jointly on behalf of the Reporting Persons in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934 pursuant to a Joint Filing Agreement set forth on Exhibit A hereto.

     This Amendment No. 2 amends the Original 13D with respect to the items set forth below. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Original 13D.

ITEM 4. Purpose of Transaction

     The response set forth in Item 4 of the Original 13D is hereby amended and supplemented by adding the following paragraphs:

     On May 7, 2004, Behrman and SEF entered into an Agreement and Plan of Merger and Share Exchange (the "Merger Agreement") with the Company, Daleen Holdings, Inc., a newly formed Delaware corporation ("Daleen Holdings") and Parallel Acquisition, Inc., a wholly-owned subsidiary of Daleen Holdings ("Parallel"), pursuant to which the Company agreed to merge with Parallel to become a privately-held company and wholly-owned subsidiary of Daleen Holdings (the "Merger"). The Merger may be deemed to constitute a "going private" transaction that is subject to the requirements of Rule 13e-3 under the Securities Exchange Act of 1934. The Merger Agreement requires the Company to file certain materials with the SEC, including a proxy statement and a Schedule 13E-3, and, after review of those materials by the SEC, to distribute such materials to its stockholders. The consummation of the Merger is subject to certain closing conditions, including the approval of the Company's stockholders and the satisfaction of the conditions to closing of certain related transactions, including the purchase by Daleen Holdings of all of the outstanding stock of Protek Telecommunications Solutions Limited (the "Protek Acquisition") and the investments contemplated by the Investment Agreement (as discussed below), all as more fully described in the Merger Agreement. Under the Merger Agreement, Behrman and SEF have agreed to exchange their shares of Series F convertible preferred stock ("Series F Stock") of the Company for a combination of shares of Series A-1 convertible preferred stock and shares of common stock of Daleen Holdings, that, in the aggregate, have been valued at approximately $7,664,700 pursuant to the terms of the Merger Agreement. In addition, Behrman, SEF and the other holders of shares of Common Stock, will have the right to receive cash in exchange for their shares of Common Stock at an exchange ratio of $0.0384 per share of Common Stock. All descriptions herein of the terms of the Merger and the Merger Agreement are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as
Exhibit 1 to Amendment No. 2 and is incorporated herein by reference in its entirety.

     In connection with the Merger Agreement, Behrman and SEF entered into a Voting Agreement on May 7, 2004 (the "Voting Agreement") with Quadrangle Capital Partners LP ("QCP"), Quadrangle Select Partners LP and Quadrangle Capital Partners-A LP (together, the "Quadrangle Parties"). Pursuant to the terms of the Voting Agreement, Behrman and SEF agreed, until the consummation of the closing of the Merger or the earlier termination of the Merger Agreement, (a) not to transfer any of their shares of Common Stock or Series F Stock and (b) to vote all of such shares in favor of the Merger Agreement at any meeting of the stockholders of the Company and against (i) any proposal made in opposition to the Merger, (ii) any liquidation or winding up of the Company, (iii) any extraordinary dividend by the Company, (iv) any amendment of the Company's certificate or incorporation or bylaws, (v) any change in the capital structure of the Company and (vi) any other action that

 --------------------------                          -------------------------
  CUSIP NO. 23427N 10-4              13D                Page 8 of 10 Pages
 --------------------------                          -------------------------

might impede, interfere with, delay, postpone or attempt to discourage the consummation of the Merger and the transactions related thereto. In addition, Behrman and SEF have granted an irrevocable proxy to Michael Huber, in his capacity as managing partner of QCP, to vote all such shares in favor of the Merger Agreement. All descriptions herein of the terms of the Voting Agreement are qualified in their entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 2 to Amendment No. 2 and is incorporated herein by reference in its entirety.

   Contemporaneously with the execution of the Merger Agreement, Behrman, SEF, the Quadrangle Parties and Daleen Holdings entered into an Investment Agreement dated May 7, 2004 (the "Investment Agreement"), pursuant to which Behrman and SEF have agreed to invest $5 million and the Quadrangle Parties have agreed to invest $25 million in Daleen Holdings, with the obligations of the parties to make such investments being conditioned upon certain events, including the satisfaction of the conditions to closing set forth the Merger Agreement. Also on May 7, 2004, Behrman and SEF entered into a Subordinated Bridge Loan Agreement with the Company (the "Loan Agreement"), pursuant to which Behrman and SEF agreed to lend the Company up to an aggregate maximum amount of $5.1 million. To satisfy its payment obligations under the Investment Agreement, Behrman may transfer any notes it receives from the Company under the Loan Agreement to Daleen Holdings. Also in connection with the Loan Agreement, the Company agreed to direct the release from escrow (the "Escrow Release") of all shares of Common Stock and Series F Stock and all warrants underlying shares of Common Stock that have been held in escrow pursuant to the transactions contemplated by an Asset Purchase Agreement dated October 7, 2002 among the Company, Daleen Solutions, Inc. and Abiliti Solutions, Inc., the terms of which are more fully described in the Original 13D. All descriptions herein of the terms of the Investment Agreement and the Loan Agreement are qualified in their entirety by reference to such agreements, copies of which are filed as Exhibits 3 and 4 to Amendment No. 2 and are incorporated herein by reference in their entirety.

   Pursuant to the terms of a Transaction Support Agreement dated May 7, 2004 (the "Support Agreement"), Behrman, SEF, the Quadrangle Parties and the Company have agreed to effect a simultaneous closing of the Merger, the Protek Acquisition and the investments under the Investment Agreement and to otherwise coordinate the performance and consummation of those transactions. The description herein of the terms of the Support Agreement is qualified in its entirety by reference to the Support Agreement, a copy of which is filed as
Exhibit 5 to Amendment No. 2 and is incorporated herein by reference in its entirety.

   Except as set forth in this Item 4, the Reporting Persons do not presently have any plans or proposals concerning the Company with respect to any of the matters set forth in subparagraphs (a) through (j) of the instructions accompanying Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer

   The response set forth in Item 5 of the Original 13D is hereby amended and supplemented by adding the following paragraphs:

   As of May 7, 2004, after giving effect to the Escrow Release, Behrman Capital directly beneficially owned (i) 21,342,454 shares of Common Stock, (ii) 220,596 shares of Series F Stock (which are convertible into 27,012,046 shares of Common Stock) and (iii) warrants to purchase up to an aggregate of 11,298,146 shares of Common Stock. Therefore, Behrman Capital directly beneficially owned an aggregate of 59,652,646 shares of Common Stock, which is equivalent to approximately 70.0% of the total number of shares of Common Stock outstanding, based on the number of outstanding shares of Common Stock reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the "Company 10-K"). As of May 7, 2004, after giving effect to the Escrow Release, SEF directly beneficially owned (i) 289,379 shares of Common Stock, (ii) 2,992 shares of Series F Stock (which are convertible into 366,371 shares of Common Stock) and (iii)

 --------------------------                          -------------------------
  CUSIP NO. 23427N 10-4              13D                Page 9 of 10 Pages
 --------------------------                          -------------------------

warrants to purchase up to an aggregate of 153,189 shares of Common Stock. Therefore, SEF directly beneficially owned an aggregate of 808,939 shares of Common Stock, which is equivalent to approximately 1.7% of the total number of shares of Common Stock outstanding, based on the number of outstanding shares of Common Stock reported in the Company 10-K.

   In accordance with the rules governing determination of beneficial ownership, the foregoing percentages have been separately calculated assuming that Behrman Capital or SEF, as applicable, converted its shares of Series F Stock and exercised its warrants to purchase Common Stock.

   Behrman Brothers is the general partner of Behrman Capital and, as such, shares the power to vote or direct the vote and to dispose or direct the disposition of all shares of Common Stock and Series F Stock and warrants to purchase shares of Common Stock held by Behrman Capital. Accordingly, Behrman Brothers may be deemed to have beneficial ownership of the 59,652,646 shares of Common Stock deemed to be beneficially owned by Behrman Capital. Mr. Behrman and Mr. Matthes are the managing members of Behrman Brothers and, as such, have the power to direct the actions of Behrman Brothers. Accordingly, Mssrs. Behrman and Matthes each may be deemed to have beneficial ownership of the 59,652,646 shares of Common Stock deemed to be beneficially owned by Behrman Brothers. Mr. Behrman is also the general partner of SEF and, as such, shares the power to vote or direct the vote and to dispose or direct the disposition of all share of Common Stock and Series F Stock and warrants to purchase shares of Common Stock held by SEF. Therefore, Mr. Behrman also may be deemed to beneficially own the 808,939 shares of Common Stock deemed to be beneficially owned by SEF for an aggregate deemed beneficial ownership of 60,461,585, or approximately 70.5% of the total number of shares of Common Stock outstanding, based on the number of outstanding shares of Common Stock reported in the Company 10-K. In light of the relationships between the Reporting Persons described herein and the effect of the terms of the Voting Agreement, each Reporting Person is deemed to have both shared voting power and shared dispositive power with respect to the shares of Common Stock such Reporting Person is deemed to beneficially own.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

   The information set forth under Items 4 and 5 above and the Exhibits attached hereto is incorporated herein by reference in its entirety.

ITEM 7. Materials to be Filed as Exhibits

   The following documents are filed as exhibits to this Amendment No. 2 to the Original 13D:

   Exhibit A  Joint Filing Agreement dated May 17, 2004

   Exhibit 1  Agreement and Plan of Merger and Share Exchange dated May 7, 2004.

   Exhibit 2  Voting Agreement dated May 7, 2004.

   Exhibit 3 Series A Convertible Redeemable PIK Preferred Stock Investment Agreement dated May 7, 2004.

   Exhibit 4  Subordinated Bridge Loan Agreement dated May 7, 2004.

   Exhibit 5  Transaction Support Agreement dated May 7, 2004.

 --------------------------                          -------------------------
  CUSIP NO. 23427N 10-4              13D                Page 10 of 10 Page
 --------------------------                          -------------------------

                                  SIGNATURES

   After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

   EXECUTED as a sealed instrument this 17th day of May, 2004.

                                           Behrman Capital II, L.P.

                                           By: Behrman Brothers, L.L.C.,
                                               its general partner


                                           By: /s/  Grant G. Behrman
                                               ---------------------------------
                                               Name:  Grant G. Behrman
                                               Title: Managing Member


                                           Strategic Entrepreneur Fund II, L.P.

                                           By: /s/  Grant G. Behrman
                                               ---------------------------------
                                               Name:  Grant G. Behrman
                                               Title: General Partner


                                           Behrman Brothers, L.L.C.

                                           By: /s/  Grant G. Behrman
                                               ---------------------------------
                                               Name:  Grant G. Behrman
                                               Title: Managing Member


                                           /s/  Grant G. Behrman
                                           -------------------------------------
                                           Grant G. Behrman


                                           /s/  William M. Matthes
                                           -------------------------------------
                                           William M. Matthes

                                                                       EXHIBIT A

                             Joint Filing Agreement

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Daleen Technologies, Inc, a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings, provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     This Joint Filing Agreement may be executed in two or more counterparts, any one of which need not contain the signature of more than one party, but all of which taken together will constitute one and the same agreement.

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement on this May 17, 2004.

                                         Behrman Capital II, L.P.

                                         By: Behrman Brothers, L.L.C., its
                                             general partner

                                         By: /s/ Grant G. Behrman
                                             -----------------------------------
                                             Name:  Grant G. Behrman
                                             Title: Managing Member


                                         Strategic Entrepreneur Fund II, L.P.

                                         By: /s/ Grant G. Behrman
                                             -----------------------------------
                                             Name:  Grant G. Behrman
                                             Title: General Partner


                                         Behrman Brothers, L.L.C.

                                         By: /s/ Grant G. Behrman
                                             -----------------------------------
                                             Name:  Grant G. Behrman
                                             Title: Managing Member


                                         /s/ Grant G. Behrman
                                         ---------------------------------------
                                         Grant G. Behrman


                                         /s/ William M. Matthes
                                         ---------------------------------------
                                         William M. Matthes